Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On September 10, 2021, New Project Media published an article regarding the proposed merger, a copy of which is set forth below, and Altus Power, Inc. posted this article on its social media channels.

INTERVIEW: ALTUS LOOKS TO EXPAND CAPACITY DUE TO MERGER WITH CBRE-BACKED SPAC

Solar and storage developer Altus Power is ready to expand its client base and geographic footprint with the recent upsizing of its credit facility with Blackstone Credit and looming merger with SPAC CBRE Acquisition Holdings (CBAH).

Altus has traditionally focused on the C&I sector, primarily on rooftop and parking lot-mounted solar and storage installations and EV charging infrastructure. Recently however, the company has become increasingly interested in larger portfolios and rapidly expanding its operating capacity, targeting approximately 400 MW by the end of the year. The firm’s recent acquisition of a 79 MW portfolio of solar projects took it closer to its internal goals as it now sits at 340 MW total.

Aiding its expansion plans will USD 678m in cash proceeds from the merger alongside an upsized USD 503m credit facility with Blackstone Credit.

The merger, which values the combined company at USD 1.58bn, is expected to close in 4Q.

“This idea of developing and operating larger portfolios is somewhat of a new development but has been more common in our business pattern of late,” Altus Co-Founder and Co-CEO Lars Norell told NPM in an interview this week. “Altus has become a go-to partner for the monetization of portfolios that are larger in size and have been around for a couple of years.”

According to Norell, recent moves to rapidly expand the firm’s portfolio is due, at least in part, to Altus’ impending merger with CBAH.

“The CBRE partnership has caused us to really double our efforts to grow and execute,” Norell said. “We are excited about the unity in our missions of delivering clean energy to commercial customers.”

Norell said Altus is agnostic at this point whether it’s going to achieve its growth targets organically or future acquisition as long as it retains operation and ownership of all of them.

“On an everyday basis, we spend about two-thirds of our time looking at brand new deals and a solid third taking over deals that someone else has built or initiated,” Norell said.

The CBRE deal will allow Altus to look into newer domestic markets such as California, due to its “fantastic combination of attractive amounts of solar and high-power prices” and eventually to expand internationally.

“A SPAC sponsored by CBRE, the largest real estate company in the world, is the best partner we could have ever thought of,” Norell said. “The key for us is to have as many meetings with potential customers as possible. This partnership will increase that number dramatically. This is a transformative event in the life of Altus and we’re ecstatic.”

Norell does not anticipate immediate plans for moving into other technologies or expanding Altus suite of products beyond its current building-based focus, though the possibility may not be ruled out long-term.

“We’re very happy with the idea of building-based clean electrification,” Norell said.

Debt upsizing

Altus has just added an additional USD 135m to its existing senior funding facility with Blackstone Credit through a refinancing package. The total facility is now aggregated at USD 503m carrying a weighted average 3.51 percent fixed annual rate, reducing the previous weighted average rate of 3.7 percent.

The company’s Chief Legal Officer Sophia Lee confirmed to NPM that this raise was being used to fund the 79 MW acquisition and will also go toward future development or acquisitions.

About Altus Power

Altus Power, based in Greenwich, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired in excess of 340 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com